[PUBLIC STORAGE LOGO]

                                      July 12, 2006

BY FACSIMILE  202-772-9210



Mr. Joshua Forgione
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N. W.
Washington, District of Columbia 20549


Dear Mr. Forgione:

      I would like to take this opportunity to memorialize, in writing, our position that we discussed on the conference call this past Friday.

      As I indicated on our call, the $165 million asset in question represented the estimated value of acquiring the entire management company in November 1995, which consisted of a number of items including the management contracts, the "Public Storage" brand name, the workforce in place, and the infrastructure of the management company (Public Storage Management, Inc. or PSMI). Public Storage refers to this asset on its balance sheet as "Intangible assets, net" and in a footnote to its financial statements indicates that the intangible asset relates solely to the management contracts. We now recognize that this description has not been completely accurate because the $165 million was a component of the overall PSMI value that resulted from the computation of a 10 year discounted cash flow model plus a terminal value which effectively valued the "business". We used this discounted cash flow model to determine fair value for the related party transaction. The $165 million amount represents the aggregate value of all intangible assets included in the PSMI acquisition and was arrived at by subtracting the objectively determined fair values of the "hard assets", which were insignificant, from the discounted cash flow value of the PSMI business.

      On the call we discussed how much of the $165 million intangible would have related solely to the acquired management contracts. We estimate the 1995 value of the acquired management contracts at approximately $23 million. This estimate is based upon what we believe a willing third party, who had a management company, would have paid for these contracts after consideration of the provisions of the contracts including their length, fee structure and comparable market indicators. As of December 31, 2005, the net carrying amount of the management contracts included in "intangible assets, net" would thus approximate $14 million, net of amortization. We stress that these amounts


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Mr. Joshua Forgione
July 12, 2006
Page 2


are judgmental estimates that we have derived currently for purposes of our discussions with the SEC Staff. We did not make comparable estimates in 1995, nor are we aware of empirical evidence that could verify or be used to modify these estimates.

      As a result of subsequently acquiring the managed properties, the management contracts were effectively terminated and the cash flow related to these contracts from an external party was effectively eliminated, as it was transformed into cash flow directly from the acquired properties. In our prior letters we recommended, and continue to recommend, that the amount attributed to the management contracts related to the acquired properties should no longer be included in intangible assets, but should be included in real estate as part of the acquisition cost of the managed property.

      We believe this treatment would be consistent with the provisions of EITF 04-01 "ACCOUNTING FOR PREEXISTING RELATIONSHIPS BETWEEN THE PARTIES TO A BUSINESS COMBINATION", notwithstanding that this EITF did not exist at the time when substantially all the property acquisitions occurred

      We have discussed with you a theoretical application of the concepts of EITF 04-01. We believe that the management contracts could be viewed as representing preexisting relationships that were settled in connection with the acquisition of the properties. Specifically the transactions would then be considered multi-element transactions involving (i) the acquisition of the properties and (ii) the settlement of the preexisting relationships involving the management contracts.

      In determining the impact of the settlement of the management contracts we considered that the contracts were favorable contracts from Public Storage's perspective as the contracts were estimated to have a value of approximately $23 million upon acquisition in 1995 and because the market attributes of similar contracts did not change in any meaningful way through the point in time when we acquired the associated underlying properties.

      In applying EITF 04-01 to determine the impact from the effective settlement our thought process would have been as follows:

      o the settlement of the management contracts should be measured at the lesser of (a) the amount by which the contract is favorable or unfavorable from Public Storage's perspective when comparing to current market transactions (in our case the entire $23 million is the favorable or "off market" portion, as described below) or (b) any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable (these management contracts have no stated settlement provisions). Since the contracts are considered favorable from Public Storage's perspective, they are considered unfavorable from the perspective of the property seller. Although the property seller originally received


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Mr. Joshua Forgione
July 12, 2006
Page 3


            value for entering into the management contract, at the later property sale date, the property seller is committed to continuing to pay management fees over the course of the management contracts. We believe that the value of this commitment, net of the value of the management services that would be received, was not less than $23 million. Accordingly, we would have used the $23 million as the gain that Public Storage would have recognized upon settlement of the management contracts.

            The gain would have been recorded on our income statement with an offsetting entry to increase the purchase cost of the assets, which would reflect the constructive receipt of $23 million in settlement of the contracts, and an increase in the purchase cost as these proceeds were constructively utilized in the acquisition of the assets.

      o Further, the management contract value included in the intangible assets has now been effectively terminated and therefore the asset should be written off, as a component of the settlement transaction. The impact would be to reduce intangible assets by $23 million and offset the settlement gain related to this asset on the income statement of $23 million. The impact to net income would be nil.

      While again reiterating that the amounts described above are based on estimates, the concept that the impact on net income would be nil applies to whatever amount one might reasonably ascribe to the value of effectively terminated management contracts. That said, in fact we believe that in reality there would be a small net gain, based upon a) the extent to which the value of the management contracts increased between 1995 until the time of each respective property acquisition, based upon any increases in revenues and resulting management fees at these facilities. However, we believe that this net gain would be immaterial, because substantially all of the property acquisitions were completed by early 1998 providing a relatively short time period for either accretion in value of the management contracts or amortization of the book value.

      Again, we want to point out to the Staff that the above discussion with respect to the application of EITF 04-01 is a theoretical which we are providing to you at your request.

      With respect to the question of how we have evaluated impairment with respect to the properties acquired and the intangible asset, historically, the acquired properties and the intangible asset were analyzed separately with respect to determining whether either asset had been impaired. In this regard, we looked at the cash flows generated by each asset on an unconsolidated basis, as we continued to keep separate books and records for each asset for internal reporting purposes. Accordingly, the properties' cash flow continued to include a reduction for the 6% management fee while the property management operations continued to include the 6% management fee income from the


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Mr. Joshua Forgione
July 12, 2006
Page 4


acquired properties. On this basis, we had never identified an impairment of either asset. For the Staff's information, the net cash flows from the 6% management fees were approximately $20.4 million, $19.6 million, and $18.6 million in 2005, 2004 and 2003.

      On a theoretical basis, had we utilized the accounting prescribed by EITF 04-01, we would have analyzed the assets for impairment by analyzing each asset; the property, the portion of the intangible asset related management contracts for which Public Storage still provides property management service (a very small remaining value), and that portion of the intangible related to the "Public Storage" brand name, the workforce in place, and the infrastructure of the acquired management company.

      In this regard, the properties would be evaluated based upon the cash flows, excluding the 6% property management fee. The analysis for the intangible asset pertaining to properties that are still being managed would be the same as outlined above with respect to the management company. The remaining portion of the $165 million intangible asset does not have identifiable cash flows that are independent of the cash flows of other assets or asset groups and accordingly would be evaluated including all the assets and liabilities of the Company. Based on this analysis, we would have looked to the profitability of the Company, including an analysis of the profitability of the underlying self-storage facilities. Due to the profitability of the respective assets, we continue to believe that that there was no impairment of the properties, the management contracts or the remaining intangible asset.

      As of December 31, 2005, the net value of the management contracts included in our intangible assets is approximately $14 million, net of amortization. Further since Public Storage has acquired substantially all the properties as of December 31, 2005 virtually the entire $14 million, if we were to apply EITF 04-01, would be removed from the intangible assets and placed into real estate.

      The impact to the financial statements would be as follows:

      o Total assets at December 31, 2005 totaled $5.6 billion as compared to an adjustment of $14 million or approximately 0.3% of total assets. Further total assets would not change as the net impact of the adjustment would be to reduce intangible assets and increase real estate.

      o Amortization expense would be reduced by approximately $920,000 to reflect the elimination of the contracts from intangible assets, however, depreciation expense would be increased by a similar amount to reflect the allocation of approximately $23 million to real estate. Accordingly, the impact to net income and net earnings per share is de minimus.


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Mr. Joshua Forgione
July 12, 2006
Page 5


      We believe that the overall impact to our financial statements is de minimus and accordingly, propose that no adjustment be made.


      Public Storage recognizes that the description of the intangible assets in the footnotes to its financial statements is confusing and incomplete. We propose the following on a go forward basis:

      1. No change to the description on the balance sheet - continue to use the term "Intangible assets, net".

      2. The footnote would be revised as follows (changes marked with underlines):

               "Intangible assets consist of THE "PUBLIC STORAGE" BRAND NAME, THE PROPERTY MANAGEMENT INFRASTRUCTURE, INCLUDING THE property management contracts (AGGREGATING $165,000,000) that were acquired in 1995 and are net of accumulated amortization of $66,919,000 ($60,315,000 as of December 31, 2004)."

      The national office of Ernst & Young has been consulted on these issues and is in agreement with Public Storage's conclusions.

      Josh, if there is any additional information that I can provide, please feel free to call me at 818-244-8080 x1300.

                                           Very truly yours,

                                           /s/ John Reyes

                                           John Reyes
                                           Senior Vice President and
                                           Chief Financial Officer